

December 2, 2010

Mr. Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street
New York, New York 10036

> **RE:** **Pzena Investment Management, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 1-33761**

Dear Mr. Martin:

We have reviewed your response letter dated November 16, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>General</u>

1. We note your response to prior comment 4. In a similar manner to your response, in future filings, please disclose why the significant decrease in revenues did not result in a significant decrease in your compensation expense. Please show us in your supplemental response what the revisions will look like.

<u>Non-GAAP Net Income, page 48</u>

2. We note your response to prior comment 5. It remains unclear how you are arriving at the assumed corporate income tax amounts used to determine assumed after-tax income of Pzena

Investment Management, LLC. In future filings, please expand your disclosures to clarify.
Please show us in your supplemental response what the revisions will look like.

Compensation Discussion and Analysis, page 65

3. We note your response to prior comment 8, including that of the 200 companies included in
the McLagan survey, you focus on asset size and geographic locations, among other factors.
To the extent that you specifically benchmark against subgroups of the 200 companies, based
on asset size, geographic location, or other factors, please confirm that you will name these
companies in future filings and that you will disclose the basis upon which you have selected
them.

Cash Bonuses, page 66

4. We note the statement in response to prior comment 9: "The Company relies on Instruction 4
to Item 402(b) with regards to disclosure of specific performance targets, as it considers this
to be confidential financial information, the disclosure of which would result in competitive
harm for the Company." Please elaborate on why disclosure of the particular performance
targets is likely to cause you competitive harm. Note that generalized concerns about
competitive conditions within an industry typically do not support a claim for substantial
competitive harm under the applicable legal standard. Note also that Instruction 4 to Item
402(b) of Regulation S-K requires you to discuss how difficult it would be for the named
executive officers or how likely it would be for the company to achieve undisclosed
performance targets. For additional guidance, refer to Question 118.04 in the Regulation S-K
section of our "Compliance and Disclosure Interpretations" and "Staff Observations in the
Review of Executive Compensation Disclosure" which are available on the Commission's
website at http://www.sec.gov.

Financial Statements

Note 2 – Significant Accounting Policies

Basis of Presentation, page F-10

5. We note your response to prior comment 12. You indicated that you are not considered the
primary beneficiary of these entities as neither the operating company, nor the related parties
acting as "de facto agents," have a substantive interest in the entities. Please tell us what
consideration you gave to paragraphs ASC 810-10-25-38(a) through 38(g) in determining
whether you are the primary beneficiary as of December 31, 2009. Please provide us with a
comprehensive analysis showing how you determined that you were not the primary
beneficiary. Please also help us understand why there was no impact to revenues, operating
income, income before taxes and interest on mandatorily redeemable units, consolidated net
income, or net income/(loss) attributable to Pzena Investment Management, Inc.

<u>Form 10-Q for the Period Ended September 30, 2010</u>

<u>General</u>

6.   Please address the above comments in your interim filings as well.

<u>Note 2. Basis of Presentation, page 5</u>

7. During the three months ended September 30, 2010, the holder of the equity investments in the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service became the managing member of these entities. This appointment gave the holder of the equity investments a controlling financial interest in these entities. Correspondingly, the Company was no longer deemed to control these entities. As a result, the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service were deconsolidated during the three months ended September 30, 2010. In this regard, please address the following:

 • Please tell us how you determined these entities should be consolidated prior to September 30, 2010;

 • Please tell us how you determined that the Pzena Emerging Markets Focused Value Service and the Pzena Emerging Market Countries Value Service entities were variable interest entities and that you were not the primary beneficiary pursuant to ASC 810-10; and

 • Please help us understand the financial statement impact of deconsolidating these entities. Your summary should include the deconsolidation impact on total assets, total liabilities, revenues, operating income, income before income taxes and interest on mandatorily redeemable units, consolidated net income, and net income/(loss) attributable to Pzena Management, Inc.

      You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Nudrat Salik, Staff Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or Pamela A. Long, Assistant Director at (202) 551-3760 with any other questions.

                                    Sincerely,

                                    Rufus Decker
                                    Accounting Branch Chief